As filed with the Securities and Exchange Commission on April 18, 2018

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
(Under Section 14(d)(1) or 13(e)(1) of the
 Securities Exchange Act of 1934)
BlackRock Debt Strategies Fund, Inc.
(Name of Issuer)
BlackRock Debt Strategies Fund, Inc.
(Names of Filing Person(s) (Issuer))
Shares of Common Beneficial Interest, Par Value $0.10 per share
(Title of Class of Securities)

09255R202
(CUSIP Number of Class of Securities)

John Perlowski
BlackRock Debt Strategies Fund, Inc.
55 East 52nd Street
New York, New York 10055
1-800-441-7762
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:
Thomas A. DeCapo, Esq.	Janey Ahn, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	BlackRock Advisors, LLC
500 Boylston Street	55 East 52nd Street
Boston, Massachusetts 02116	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$73,114,807.55(a)	$9,102.79(b)

(a)          Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 5,879,192 shares of common stock in the offer based upon a price of $12.44 (98% of the net asset value per share on March 12, 2018).
(b)          Calculated at $124.50 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,102.79
Form or Registration No.:	SC-TO-I
Filing Party:	BlackRock Debt Strategies Fund, Inc.
Date Filed:	March 16, 2018

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
[ ]	Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on March 16, 2018 by BlackRock Debt Strategies Fund, Inc., diversified, closed-end management investment company organized as a Maryland corporation (the “Fund”), in connection with an offer by the Fund (the “Offer”) to repurchase 10% of its issued and outstanding shares of common stock, par value $0.10 per share (the “Shares”), in exchange for cash at a price equal to 98% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, the principal market on which the Shares are traded, on the business day immediately following the day the offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2018 (the “Offer to Repurchase”), and in the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	The Offer expired at 5:00 p.m. Eastern time, April 17, 2018.

2.
26,225,806 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and 5,879,192 of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3.	The Shares were repurchased at a price of $12.4068.

Except as specifically provided herein, the information contained in the Statement,  the Offer to Repurchase and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, the Offer to Repurchase or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Debt Strategies Fund, Inc.

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: April 18, 2018

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated March 16, 2018 (1)
(a)(1)(ii)	Form of Letter of Transmittal (1)
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press release issued on March 1, 2018 (2)
(a)(5)(ii)	Press release issued on March 16, 2018 (1)
(a)(5)(iii)	Press release issued on April 17, 2018(3)
(a)(5)(iv)	Press release issued on April 18, 2018*
(b)	None.
(d)(1)	Automatic Dividend Reinvestment Plan (4)
(d)(2)	Amended and Restated Investment Management Agreement between the Registrant and BlackRock Advisors, LLC (4)
(d)(3)	Second Amended and Restated Deferred Compensation Plan (4)
(d)(4)	Transfer Agency and Service Agreement, Side Agreement and Fee Letter between the Registrant and Computershare Trust Company, N.A. and Computershare Inc. (5)
(d)(5)	Administrative Services Agreement between the Registrant and State Street (4)
(d)(6)	Credit Agreement between the Registrant and State Street (6)
(d)(7)	Amendment No. 3 to the Credit Agreement between the Registrant and State Street (4)
(d)(8)	Form of Amendment No. 4 to the Credit Agreement between the Registrant and State Street (7)
(g)	None.
(h)	None.
__________
*	Filed herewith.
(1)	Incorporated by reference to the Registrant’s Schedule TO-I, as filed with the SEC on March 16, 2018.
(2)	Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on March 1, 2018.
(3)	Incorporated by reference to the first amendment to the Registrant's Schedule TO-I, as filed with the SEC on April 17, 2018.
(4)	Incorporated by reference to the corresponding Exhibits to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on June 11, 2014.
(5)	Incorporated by reference to the corresponding Exhibit to Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed with the SEC on May 22, 2015.
(6)	Incorporated by reference to Exhibits 13(a)-(d) to the Registrant’s Registration Statement on Form N-14, as filed with the SEC on September 9, 2013.
(7)	Incorporated by reference to the corresponding Exhibits to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2, as filed with the SEC on October 9, 2014.